June 17, 2008
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Kevin Woody

RE:	General Growth Properties, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
Schedule 14A
Filed March 24, 2008
File No. 001-11656
Ladies and Gentlemen:
This letter is in response to comments contained in your letter dated June 3, 2008 (the “Comment Letter”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended by Amendment No. 1 on Form 10K/A (“2007 Form 10-K”), and the Company’s Schedule 14A dated March 24, 2008, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”), as referenced above. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2007
Item 2. Properties, page 16
1.	Please identify each property with a book value equal to ten percent or more of your total assets as of the end of your most recently completed fiscal year. Also identify each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year.

The Company disclosed the required information concerning its properties under Item 2 and on Schedule III of the 2007 Form 10-K. No single property has a net book value in excess of ten percent or more of the Company’s total assets, nor does any single property generate gross revenue equal to ten percent or more of the Company’s aggregate gross revenue.
2.	Please disclose a schedule of lease expirations for all tenants on a portfolio basis. For each of the ten years starting with your last fiscal year, disclose the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

The Company’s portfolio of leased retail properties totals approximately 181 million square feet and, in the United States, includes over 24,000 individual retail stores. A schedule of lease expirations showing yearly expirations in rent and recoverable common area costs and the related square footage, for both our consolidated and unconsolidated properties, is included in our supplemental financial data, which is furnished to the Commission quarterly on Form 8-K and is available on our website. Item 2 of Form 10-K does not require disclosure of this detailed information. Accordingly, the Company believes it is appropriate to continue to furnish such information quarterly on Form 8-K.

3.	We note from page 4 that you have approximately eight million square feet of leasable office and industrial space. Please provide detailed disclosure to aid investors’ understanding of your investments in office and industrial real estate or tell us why such disclosure is not material.

As described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Retail and Other Segment in the 2007 Form 10-K, our primary business is acquiring, owning, managing, leasing and developing retail rental property, primarily shopping centers. The Company’s portfolio totals approximately 181 million square feet of leasable retail space, compared to approximately eight million square feet of leasable office and industrial space (representing approximately four percent of our total leasable space). Of such office and industrial space, the majority is located adjacent to, and managed jointly with, related retail properties. Accordingly, we view the majority of the office and industrial space we lease as part of our primary business. Revenues and retail and other net operating income for office and industrial space located or managed separately from retail centers were approximately $55.6 million and $35.7 million in 2007, respectively, or approximately 1.7% of consolidated revenues and 1.8% of consolidated real estate property net operating income. The Company considers these amounts quantitatively and qualitatively immaterial.
Item 5. Market for Registrant’s Common Equity, page 28
4.	In subsequent filings, please provide the performance graph requested by Item 201(e) of Regulation S-K.

The Company did not sell any unregistered equity securities during the year ended December 31, 2007. Accordingly, the performance graph required by Item 201(e) of Regulation S-K is not included under Item 5 of Form 10-K. Such graph has been included in the Company’s Annual Report to Stockholders for the year ended December 31, 2007, in accordance with Rule 14a-3(b)(9).
Item 7. Management’s Discussion and Analysis
Overview — Retail and Other Segment, page 31
5.	Please provide more detailed disclosure regarding your planned renovation and redevelopment projects. We note that as of December 31, 2007, you had nine major approved redevelopment projects underway. Please identify those projects and disclose the estimated costs to complete them. Provide similar disclosure regarding the estimated costs of the eight new retail developments identified on page 33.

As discussed in detail in Item 1. Business (page 2) in the 2007 Form 10-K, since 2004, development and re-development has been a major operational focus of the Company. The disclosure in our 2007 Form 10-K indicates that development and redevelopment expenditures were approximately $790 million in 2007 and are expected to approximate $2.1 billion in 2008 through 2011. The anticipated future development and redevelopment costs were also included in the footnotes to our Contractual Cash Obligations and Commitments disclosure within Item 7 of the 2007 Form 10-K. The costs discussed are aggregate forecasts, comprising estimated costs for over 80 individual projects which are dependent upon a number of variables, including the currently planned portion of the project and the pace of construction. The development process is such that scope changes and modifications to existing plans cause specific property expenditures to change. Accordingly, the Company believes that an aggregate estimated completion cost is more reliable information than individual project estimated completion costs. Several schedules containing development and redevelopment information are included in our supplemental financial data, which is furnished to the Commission quarterly on Form 8-K and is available on our website. Accordingly, the Company believes it is appropriate to continue to furnish such information quarterly on Form 8-K.

Consolidated Financial Statements
Note 5. Unconsolidated Real Estate Affiliates, page F-2
6.	Based upon your response dated August 28, 2007 to a letter previously issued by us, you noted that in future filings you would revise your disclosure regarding Woodlands Land Development. Please indicate to us how you have done so, as your disclosure appears to be similar to that of your Form 10-K for the fiscal year ended December 31, 2006.

In response to the previous comment the Company received from the Commission, the Company added the following disclosure to Note 5 on page F-22 of the 2007 Form 10-K:
“We account for these joint ventures using the equity method because we have joint interest and control of these ventures with our venture partners and they have substantive participating rights in such ventures.”
This disclosure was not included in our Annual Report on Form 10-K for the year ended December 31, 2006. The Company believes this additional disclosure is consistent with our previous commitment to the Commission.
Note 10. Stock-Based Compensation Plans
Threshold-Vesting Stock Options, page F-38
7.	Please tell us why you no longer present an intrinsic value for the options granted in 2006 and 2005. Amounts were disclosed in prior Form 10-K for these options. Please cite any accounting literature relied upon that would allow for the change in intrinsic value for options granted in prior years.

Intrinsic value is calculated by multiplying the number of options outstanding at the end of the period presented by the difference between the exercise price for each option and the stock price at the end of the period presented. We did not present an intrinsic value for the options granted in 2005 because none of these options were outstanding as of December 31, 2007. We did not present an intrinsic value for the options granted in 2006 because the difference between the exercise price ($50.47) and the stock price at December 31, 2007 ($41.18) resulted in a negative number, which when multiplied by the number of options outstanding resulted in a negative intrinsic value. As a result, the intrinsic value for the options granted in 2005 and 2006 were each presented as zero.
Note 12. Minority Interests, page F-42
8.	We note the disclosure of your outstanding Operating Partnership Common Units. Please tell us, and disclose in future filings, the amount of cash consideration that would be paid to the holders of the common operating partnership units as if these units were redeemed at the balance sheet date.

Holders of Common Units in the Operating Partnership have the right to request redemption of their Common Units. Upon such a request for redemption, the Company, as general partner of the Operating Partnership, has the option to pay the redemption price for such Common Units with shares of common stock of the Company, or in cash, on a one-for-one basis with a cash redemption price equivalent to the market price of one share of common stock of the Company at the time of redemption. Historically, the redemption price for Common Units has been paid in shares of the Company’s common stock. The Company intends to continue to pay for the redemption of Common Units in shares of the Company’s common stock, and therefore, no cash consideration would be paid to the holders if the Common Units were redeemed at the balance sheet date. The Company, as general partner of the Operating Partnership, does not have the right to redeem the Common Units.

The Company will revise its disclosure in future filings to clarify the provisions regarding redemption of the Common Units and include the substance of the response to this comment. Distributions on a Common Unit are equal to the dividends paid on a share of the Company’s common stock.
Note 13. Accumulated Other Comprehensive Income, page F-44
9.	We note your disclosure of the net components of your accumulated other comprehensive income at December 31, 2007. Please tell us whether you have disclosed the gross amounts and the respective tax effects for each of the components of AOCI. Refer to paragraph 25 of SFAS 130.

The Company disclosed the gross amount of the components of AOCI in the 2007 Form 10-K. Substantially all of the AOCI, as presented in our consolidated financial statements and in Note 13 to our consolidated financial statements, has resulted from activity recorded within the Company’s REIT subsidiaries and as such there was no income tax expense or benefit allocated. A portion of the foreign currency translation component of AOCI at December 31, 2007 ($1.4 million) resulted from the Company’s investment, through a taxable REIT subsidiary, in an unconsolidated real estate affiliate which commenced operations in 2007.

The Company will revise its disclosure in future filings to present the amount of income tax expense or benefit allocated to each component of AOCI, if applicable.
Schedule 14A filed March 24, 2008
Compensation Discussion and Analysis
10.	We note your response to comment 6 of our letter dated August 21, 2007 and the disclosure on pages 15-16 of your proxy statement. Please clarify the reasons behind the substantial difference in percentage increases in base salaries for Mr. Michaels compared to Mr. Freibaum.

The Chief Executive Officer of the Company and the Compensation Committee of the Board of Directors of the Company determined that the compensation paid to each of Messrs. Michaels and Freibaum should be equivalent, in light of their respective roles in developing and implementing the Company’s strategic plan. As a result, the percentage increase in Mr. Michaels’ base salary was greater than the percentage increase in Mr. Freibaum’s salary.
11.	We note your response to comment 10 of our letter dated August 21, 2007 that the performance factor is fully described. We also note the disclosure on page 17 that the performance factor for 2007 was based on an increase in comparable property net operating income. It continues to remain unclear how you quantify the performance factor. Please clearly disclose how the performance factor is determined.

As indicated in the proxy statement, the performance factor is determined by comparing actual comparable property net operating income to the net operating income target established for the year. On an annual basis, the Chief Executive Officer and the Chief Financial Officer establish, and the Compensation Committee approves, a company-wide increase in comparable net operating income based on the prior year’s actual net operating income and projected revenues and capital costs for purposes of calculating the performance factor.

The Company will revise its disclosure in future filings to further clarify how the performance factor is established.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252, or Scott Nelson at (312) 960-5842. In addition, please note in future correspondence that our preferred FAX number is (312) 960-5463.
Respectfully submitted,
Bernard Freibaum
Chief Financial Officer
General Growth Properties, Inc.